A2Z Smart Technologies Announces Receipt Of TSXV Exchange Conditional Approvals

TEL AVIV, ISRAEL. September 14, 2020 - A2Z Smart Technologies Corp. (**"A2Z"** or the **"Company") (TSXV:AZ) (OTCQB: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announces that it has received conditional acceptance from the TSX Venture Exchange (the "**Exchange**") for the previously announced private placement financing of up to US$ 9 million (the "**Financing**") and the previously announced acquisition (the "**Acquisition**") and exercise of exiting option (the "**Option**") to acquire common share of Cust2Mate Ltd., a private limited liability company with operations in Israel ("**Cust2mate**"). See A2Z News Release from August 26, 2020.

Final acceptance of the Financing and the Acquisition by the Exchange is subject to filing all documentation required by the Policies of the Exchange. Upon completion of the Acquisition and the exercise of the Option, A2Z will have a controlling interest in Cust2mate.

About Cust2mate Ltd. - Cust2Mate is a technological company focused on providing retail automation solutions, in particular for large grocery stores, supermarkets and retail stores. Cust2Mate's primary product is the Cust2Mate system which incorporates a "smart cart" enabling shoppers to checkout automatically without having to pass through the cashier, unload and reload their purchases by simply allowing the costumer to "pick&go".

A2Z's Chief Financial Officer, Mr. Gadi Levin, commented, "We are looking forward to completing this financing, and are really excited about this opportunity to acquire a controlling interest in Cust2mate, the benefits of which are accentuated given the ongoing Covid-19 global pandemic. Smart contactless shopping is faster, smarter and safer and a game changer for retail. We look forward to closing the transactions that will establish us as the controlling owners of Cust2mate, and assisting its management in increasing its visibility and sales and building a robust pipeline of opportunities in retail. The financing will also allow the company to ramp up the roll out of all of our current projects."

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been

operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Board,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.